Exhibit 4.20

Certain confidential information contained in this document, marked by [***], has been omitted because such information is both not material and is the type that Gracell Biotechnologies Inc. customarily and actually treats that as private or confidential.

LICENSE AGREEMENT

This License Agreement (this “Agreement”), entered into by and between Seagen Inc., a Delaware corporation with offices at 21823 30th Drive SE, Bothell, WA 98021 (“Seagen”), and Gracell Biotechnologies Inc., a Cayman Island company with offices at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, George Town, Cayman Islands (“Gracell”) (each of Seagen and Gracell may be referred to herein, individually, as a “Party” or, together, as the “Parties”), is effective as of March 8, 2023 (the “Effective Date”).

BACKGROUND

A.Seagen owns patent rights claiming the composition and use of certain [***]; and

B.Gracell wishes to obtain a non-exclusive license to such patent rights, and Seagen is willing to grant such a license to Gracell, all on the terms and conditions set forth in this Agreement below.

NOW, THEREFORE, in consideration of the covenants and promises contained in this Agreement, and intending to be legally bound, the Parties agree as follows:

Article 1

DEFINITIONS; INTERPRETATION

1.1	“Action” means any suit, claim, action or proceeding.

1.2“Affiliate” means, as to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of voting interests, by contract or otherwise.

1.3“Business Day” means each day that is not a Saturday, Sunday or other day on which commercial banks in Seattle, Washington or Shanghai, China are authorized or obligated by Law or executive order to close.

1.4“Cell Therapy Product” means any product developed or labeled for the prevention, treatment, cure, or mitigation of any health condition in humans, which product comprises a population of autologous, allogeneic, or xenogeneic cells that have been propagated, expanded, selected, pharmacologically treated, or otherwise altered in biological characteristics.

1.5	“Confidential Information” has the meaning given in Section 5.1.
1.6	“Designation Notice” has the meaning given in Section 1.11.

1.7 “Governmental Authority” means any U.S. or non-U.S. multinational, national, regional, federal, state, provincial, municipal or local governmental, legislative, judicial, administrative or regulatory or self-regulatory authority, agency, commission, body or court or arbitrator and any of their respective subdivisions, agencies, instrumentalities, authorities or tribunals.

1.8“Gracell Core Technology” means (a) Gracell’s proprietary autologous CAR-T platform known as of the Effective Date as FasTCAR™, (b) Gracell’s proprietary CAR-T platform known as of the Effective Date as TruUCAR™, (c) Gracell’s proprietary enhanced CAR-T technology module known as of the Effective Date as SMART CART™, and (d) any and all other proprietary CAR-T platform technologies of Gracell or any of its Affiliates existing as of the Effective Date or arising at any time on or prior to December 31, 2029.

1.9“Law” means any statute, law, ordinance, requirement, decree, regulatory rule, code or order of a Governmental Authority.

1.10“Licensed Patents” means [***]. The Licensed Patents existing as of the Effective Date are listed in Appendix A hereto.

1.11“Licensed Product” means up to five (5) Cell Therapy Products developed by Gracell or any its Affiliates (itself or in collaboration with Third Parties); provided that each such Cell Therapy Product must incorporate Gracell Core Technology as a component, and Gracell or its Affiliates must have been more than incidentally involved in the research and development thereof; [***].

1.12“Losses” means, collectively, any and all damages, losses, liabilities, claims, judgments, penalties, costs and expenses (including reasonable attorneys’ fees and litigation expenses).

1.13“MAA” (Marketing Approval Application) means, with respect to a product, (a) a Biologics License Application filed with the FDA, as provided for in 42 U.S.C. § 262 and 21

C.F.R. Part 601 (a “BLA”), for such product or (b) a similar application or submission with the applicable Governmental Authority to obtain the approvals, licenses, registrations, clearances, or authorizations necessary for the use, marketing, importation, selling, offer for sale and other commercialization of such product in a jurisdiction.

1.14“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, business association, organization, Governmental Authority or other entity.

1.15“Phase 2 Trial” means a human clinical trial of a product (or portion thereof, in the case of a Phase 1/2 human clinical trial), the principal purpose of which is a determination of safety and efficacy in the target patient population, or a similar clinical study prescribed by the applicable regulatory authority, pursuant to Law or otherwise, including the trials referred to in 21 C.F.R. §312.21(b), as amended.

1.16“Prosecution” means preparation, filing, prosecution, issuance and maintenance of any patent rights, including substitutions, continuations, divisionals, extensions, re-examinations, reissues, and controlling supplemental examination, appeals, interferences, derivation proceedings, oppositions, all other proceedings before the United States Patent and Trademark Office (including the Patent Trial and Appeal Board) and foreign patent offices, and any judicial or other appeals of the foregoing.

1.17“Representatives” means, with respect to a Party, its Affiliates and its and their respective directors, officers, employees, personnel, contractors, agents and representatives (including attorneys and accountants), and the respective successors and assigns of any of the foregoing. In the case of Gracell, “Representatives” includes Sublicensees and their respective directors, officers, employees, personnel, contractors, agents and representatives, and the respective successors and assigns of any of the foregoing.

1.18“Sublicense” means an agreement pursuant to which Gracell grants, licenses, permits or otherwise transfers to a Third Party any right (including an option or other right to obtain a license or otherwise acquire the right) to conduct pre-clinical or clinical research on, make, have made, export, import, use, sell, offer for sale, and otherwise commercially exploit any Licensed Product; provided that (a) any agreement pursuant to which Gracell grants a Third Party such option or other right shall only be considered a Sublicense (and shall be deemed to have been executed)

upon the exercise of such option or other right by such Third Party and (b) an agreement pursuant to which Gracell assigns this Agreement in accordance with Section 9.1 shall not be a Sublicense. For clarity, strictly fee-for-service arrangements where Gracell or its Affiliate engages a Third Party to perform services on its or their behalf, including consulting, research, development (including clinical development), manufacturing, logistics, distribution or other services, and grants such Third Party rights under the Licensed Patents solely for such purposes (and not for any other purpose), are not Sublicenses.

1.19	“Sublicensee” means any Third Party to which Gracell has granted a permitted Sublicense.
1.20	“Substitution Notice” has the meaning given in Section 1.11.
1.21	“Term” has the meaning given in Section 8.1.
1.22	“Territory” means worldwide.
1.23	“Third Party” means any Person other than Gracell or Seagen or their respective Affiliates.

1.24Interpretation. The captions and headings to this Agreement are for convenience only and are to be of no force or effect in construing or interpreting any of the provisions of this Agreement. Unless specified to the contrary, references to Articles, Sections or the Appendix mean the particular Articles, Sections or the Appendix to this Agreement and references to this Agreement include the Appendix hereto. Unless context otherwise clearly requires, whenever used in this Agreement: (a) the words “include” or “including” shall be construed as incorporating, also, “but not limited to” or “without limitation;” (b) references to a Party includes its permitted assignees and/or the respective successors in title to substantially the whole of its undertakings hereunder; (c) the word “notice” means notice in writing (whether or not specifically stated) and includes notices, consents, approvals and other communications contemplated under this Agreement; (d) the words “hereof,” “herein,” “hereby” and derivative or similar words refer to this Agreement; (e) the word “or” shall be construed as the inclusive meaning identified with the phrase “and/or;” (f) words of any gender include the other gender; (g) words using the singular or plural number also include the plural or singular number, respectively; (h) references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement law, rule or regulation thereof; and (i) all currency amounts referred to in this Agreement are in U.S. Dollars. The Parties agree that the terms and conditions of this Agreement are the result of negotiations between the Parties and that this Agreement shall not be construed in favor of or against either Party by reason of the extent to which such Party participated in its preparation.

Article 2

LICENSE GRANT

2.1	License Grants to Gracell.

2.1.1Subject to the terms and conditions of this Agreement, Seagen hereby grants to Gracell:

(a)commencing upon the Effective Date and ending on December 31, 2029, a non-exclusive, non-transferable (except in accordance with Section 9.1) license (without the right to sublicense) under the Licensed Patents to conduct pre-clinical research on Cell Therapy Products throughout the Territory (the “Research License”); and

(b)during the Term, a non-exclusive, perpetual and irrevocable (subject only to Section 8.2), non-transferable (except in accordance with Section 9.1) license (sublicensable in accordance with Section 2.1.2) under the Licensed Patents to conduct pre-clinical and clinical research on, and to make, have made, export, import, use, sell, offer for sale, and otherwise commercially exploit, Licensed Products throughout the Territory (the “Commercial License” and together with the Research License, the “Licenses”).

2.1.2The Commercial License includes the limited right to grant and authorize sublicenses; provided that (a) each Sublicense (i) is in writing, (ii) contains terms and conditions sufficient to enable Gracell and Gracell’s Sublicensees to comply with this Agreement, and (iii) grants to the applicable Sublicensee a (sub)license under other material patent, data or market exclusivity rights owned or controlled by Gracell or its Affiliates pertaining to the applicable Licensed Product(s) and the Gracell Core Technology, and (b) Gracell shall remain primarily and fully responsible for compliance by all Sublicensees with the terms and conditions of this Agreement applicable to Gracell. Within twenty (20) Business Days of Gracell or its Affiliate executing any Sublicense, Gracell shall provide Seagen an accurate summary thereof (without any economic terms), certifying that the Sublicense complies with the requirements of (a) and (b) and providing a copy of the applicable provisions of the Sublicense imparting such compliance (which copy, for clarity, may be redacted of provisions not imparting such compliance).

2.1.3During the Term, Gracell and its Affiliates will not (and will not authorize any third party to) sell, offer for sale, or otherwise commercially exploit any products Covered by a Licensed Patent other than the Licensed Products. For purposes of this Section 2.1.3, “Covered” means, with respect to a Licensed Patent and a compound, product, other composition of matter, technology, process, or method, that, in the absence a license to, such Licensed Patent, the practice or exploitation of such compound, product, other composition of matter, technology, process, or method, would infringe such Licensed Patent. For clarity if Gracell disputes that a product is Covered by a Licensed Patent in accordance with Section 8.2.1, then the foregoing shall not apply to such product until such dispute has been finally resolved in accordance therewith against Gracell; however in such case the cure period shall be extended to six (6) months to provide for a period for winddown of the activities with respect to such product.

2.2Affiliates and Third Party Service Providers. Gracell may have Affiliates and Third Party service providers perform activities on its behalf. Gracell shall require that any such Affiliates and

Third Party service providers comply with all terms and conditions of this Agreement applicable to Gracell. All acts or omissions by any such Affiliate or Third Party service provider shall be considered acts or omissions of Gracell, which is, and shall be, liable for them.

2.3Retained Rights. Except for the Licenses, no right, title, or interest of any nature whatsoever is granted, whether by implication, estoppel, reliance, or otherwise, by either Party to the other Party and all rights not so granted are reserved by the owner thereof.

Article 3

CONSIDERATION; PAYMENTS

3.1License Payment. In consideration of the Licenses and other obligations of Seagen hereunder, Gracell shall pay Seagen the following amounts:

3.1.1	$[***] within [***] (“Upfront Fee”);

3.1.2$[***] (the “Sublicense Fee”) upon [***] (the “Sublicense Fee Milestone”);

3.1.3$[***] for each of the third, fourth and fifth Licensed Products (each, an “Additional Product Fee”) designated as such by Gracell pursuant to Section 1.11 (excluding, for clarity, [***] and the second Licensed Product designated as such by Gracell pursuant to Section 1.11), in each case [***] (each, an “Additional Product Fee Milestone”); and

3.1.4Gracell shall provide to Seagen by [***] of each year a high-level written report summarizing the progress of the research and development activities performed by Gracell, its Affiliates and, to the extent available to Gracell or any of its Affiliates with the right to disclose, Sublicensees during the preceding calendar year with respect to each Licensed Product (each an “Annual Progress Report”); provided that no Annual Progress Report shall be required with respect to [***], the second Licensed Product designated by Gracell, and any Licensed Product for which the Additional Product Fee has been paid. In addition, Gracell shall notify Seagen within [***] Business Days of the achievement of the applicable event which would trigger the payment of the Sublicense Fee or any Additional Product Fee.

3.2Payments. All amounts (including the Sublicense Fee and any Additional Product Fees), to be paid to Seagen hereunder shall be non-refundable and non-creditable and paid in U.S. Dollars by wire transfer of immediately available funds to a bank and account designated in writing by Seagen at least [***] Business Days in advance of date such payment is payable.

Any payment that is not paid on or before the date such payment is due under this Agreement, after the expiration of a [***] Business Day grace period, shall bear interest at an annual rate equal to [***].

3.3Taxes. Each Party shall be responsible for the payment of all taxes that it is obligated to pay under applicable Law. Neither Party is or shall be responsible for, or shall incur any liability on account of, any such taxes of the other Party. Notwithstanding the above, to the extent that any applicable Law requires Gracell to withhold any taxes on any amounts payable by Gracell to Seagen under this Agreement, Gracell will withhold and pay such taxes to the appropriate tax authority. Upon Seagen’s request, Gracell will promptly provide Seagen with copies of receipts from the competent tax authorities as evidence of payment of such taxes.

In addition, if, solely as a result of any action by either Party (or its assignee pursuant to Section 9.1 of this Agreement), including assignment or transfer of this Agreement, change in the residence of such Party for tax purposes, change in the entity making such payment, or failure on the part of such Party to comply with applicable Laws or filing or record retention requirements (each, a “Tax Action”), the amount of any tax (including tax withholdings, value added tax or any other tax) is increased, then the Party responsible for such Tax Action shall bear such additional taxes.

3.4Transfer Restrictions. If, by applicable Laws in any country in the Territory, conversion into U.S. Dollars or transfer of funds of a convertible currency to the U.S. becomes materially restricted, forbidden or substantially delayed, then Gracell will promptly notify Seagen and, thereafter, any amounts accrued under Section 3.1 will be paid to Seagen in such country in local currency by deposit to an escrow account in a local bank designated by Seagen and to the credit of Seagen, unless the Parties otherwise agree. Any amounts paid by deposit to such escrow account in accordance with this Section 3.4 will be deemed paid as of the date of deposit to such escrow account for purposes of Section 3.2.

Article 4

PATENT MATTERS

4.1Prosecution. As between the Parties, Seagen shall have the sole right to control the Prosecution of the Licensed Patents, including choice of counsel, at Seagen’s sole expense. Seagen shall notify Gracell of the issuance subsequent to the Effective Date of any Licensed Patents.

4.2	Enforcement of the Licensed Patents.

4.2.1If either Party believes, discovers, receives notice of, or otherwise reasonably suspects that a Licensed Patent is being infringed by a Third Party, such Party shall notify the other Party of such belief in writing.

4.2.2Seagen (or its designee) shall have the sole right, but not the obligation, to bring, control, and settle an Action against an infringer of any Licensed Patent or defend any declaratory judgment Action with respect thereto, in either case, at Seagen’s sole expense.

Article 5

CONFIDENTIALITY

5.1Confidentiality; Exceptions. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, the Parties agree that, during the Term and for [***] years thereafter, the receiving Party shall keep confidential and shall not publish or otherwise disclose or use for any purpose other than as provided for in this Agreement any confidential and proprietary information and materials furnished to it by the other Party pursuant to this Agreement (collectively, “Confidential Information”). For clarity, Confidential Information of a Party shall (a) include information disclosed by such Party or its designee that (i) is marked as “Confidential,” “Proprietary” or with similar designation at the time of disclosure or (ii) by its nature should reasonably be considered Confidential Information by the recipient and (b) exclude information unrelated to the subject matter of this Agreement. The terms and conditions of this Agreement shall be the Confidential Information of both Parties. If Confidential Information is disclosed by the disclosing Party or its Affiliates other than in written or electronic form, then the receiving Party’s obligations of confidentiality and non-use shall only apply if the Confidential Information is indicated upon disclosure as being confidential and is then summarized electronically or otherwise in writing and provided to the receiving Party within thirty (30) days after initial disclosure. Notwithstanding the foregoing, Confidential Information (other than the terms and conditions of this Agreement) shall not include any information to the extent that it can be established by written documentation by the receiving Party that such Confidential Information:

5.1.1was already rightfully known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure;

5.1.2was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

5.1.3became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;

5.1.4was independently developed by the receiving Party (without reference to or use of Confidential Information of the other Party) as demonstrated by documented evidence prepared contemporaneously with such independent development; or

5.1.5was disclosed to the receiving Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the disclosing Party not to disclose such Confidential Information to others.

5.2Authorized Disclosure. Except as expressly provided otherwise in this Agreement, each Party may use and disclose Confidential Information of the other Party solely as follows: (a) under appropriate confidentiality provisions substantially equivalent to those in this Agreement in connection with the performance of its obligations or as reasonably necessary or useful in the exercise of its rights under this Agreement, (b) in connection with seeking financing, discussions regarding potential mergers, acquisitions and similar corporate transactions, and discussions with actual or potential collaborators, licensees or Sublicensees, as applicable, in each case under appropriate confidentiality provisions or professional standards of confidentiality substantially equivalent to those of this Agreement (but of duration customary for agreements for such purpose); (c) to the extent such disclosure is to a Governmental Authority (including a regulatory authority) as reasonably necessary to prosecute or defend litigation in accordance with this Agreement, comply with applicable governmental regulations with respect to performance under this Agreement, or otherwise comply with applicable Law or the rules of any securities exchange or automated quotation system applicable to such Party, provided, however, that if a Party is required by applicable Law or the rules of any securities exchange or automated quotation system applicable to such Party to make any such disclosure of the other Party’s Confidential Information, it shall (if permitted) provide reasonable advance notice to the other Party of such disclosure requirement and shall use its reasonable efforts to secure confidential treatment of such Confidential Information required to be disclosed; or (d) to its Representatives on a need to know basis, in each case under appropriate confidentiality provisions or professional standards of confidentiality substantially equivalent to those of this Agreement.

5.3Publicity. Neither Party shall issue any press release with respect to this Agreement or its terms except with the prior written approval of the other Party.

5.4Prior NDA. This Agreement supersedes the Non-Disclosure Agreement between Seagen and Gracell dated September 14, 2022 (the “Prior NDA”) with respect to information disclosed thereunder. All information disclosed or provided by Seagen to Gracell under the Prior NDA shall be deemed Confidential Information of Seagen (subject to the exceptions set forth in Sections 5.1.1 - 5.1.5, inclusive); and all information disclosed by Gracell to Seagen under the Prior NDA shall be deemed Confidential Information of Seagen (subject to the exceptions set forth in Sections 5.1.1 - 5.1.5, inclusive).

5.5Publications. Gracell shall have the sole right to publish and to make scientific presentations with respect to the research, development, manufacture or commercialization of Licensed Products. At and only upon Seagen’s written request, Gracell will (and will require its Affiliates and Sublicensees to) acknowledge the contribution of Seagen, in accordance with scientific customs, in all publications, communications, and written or oral public disclosures relating to the Licensed Products.

Article 6

INDEMNIFICATION AND INSURANCE

6.1Indemnification by Gracell. Gracell shall defend, indemnify, and hold Seagen and its Representatives (each, a “Seagen Indemnitee”) harmless from and against Losses resulting from any Action brought by a Third Party (collectively, “Claims”) to the extent that such Claims arise out of, are based on, or relate to (a) the research, development, use, manufacture, commercialization, importation, sale, distribution or other exploitation of any Licensed Product by or under authority of Gracell or any of its Affiliates or Sublicensees, including where a Licensed Product causes or is alleged to have caused bodily injury, including death, to any person or physical injury to or destruction of any tangible property; (b) a material breach of any of Gracell’s representations or warranties, or obligations under the Agreement, including the failure of Gracell or any of its Affiliates or Sublicensees or any of their respective Representatives to comply with any Laws; or (c) any willful misconduct or negligent act or omission of Gracell or any of its

Representatives in connection with this Agreement. The foregoing indemnity obligation shall be reduced to the extent that any Loss arises from, is based on, or relates to a matter for which Seagen is obligated to provide indemnification pursuant to Section 6.2.

6.2Indemnification by Seagen. Seagen shall defend, indemnify, and hold Gracell and its Representatives (each, a “Gracell Indemnitee”) harmless from and against Losses resulting from any Claims to the extent that such Claims arise out of, are based on, or relate to (a) a material breach of any of Seagen’s representations or warranties, or obligations under the Agreement, including the failure of Seagen or any of its Affiliates or any of their Representatives to comply with any Laws; or (b) any willful misconduct or negligent act or omission of Seagen or any of its Representatives in connection with this Agreement. The foregoing indemnity obligation shall be reduced to the extent that any Loss arises from, is based on, or relates to a matter for which Gracell is obligated to provide indemnification pursuant to Section 6.1.

6.3Indemnification Procedures. The Party seeking indemnification hereunder shall give written notice to the other Party promptly after learning of such Claim. The Party seeking indemnification shall provide the indemnifying Party with reasonable assistance, at the indemnifying Party’s expense, in connection with the defense of the Claim for which indemnity is being sought. The Party seeking indemnification may participate in and monitor such defense with counsel of its own choosing at its sole expense; provided, however, that the indemnifying Party shall have the right to assume and conduct the defense of the Claim with counsel of its choice. The indemnifying Party shall not settle any Claim without the prior written consent of the Party seeking indemnification, not to be unreasonably withheld, unless the settlement involves only the payment of money by the indemnifying Party for which the Party seeking indemnification has no responsibility whatsoever.

6.4Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING ANYTHING TO THE CONTRARY, NOTHING IN THIS SECTION 6.4 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY UNDER SECTION 6.1 OR 6.2, OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF ITS CONFIDENTIALITY OBLIGATIONS IN ARTICLE 5.

6.5Insurance. Gracell shall procure and maintain insurance, continuing throughout the Term of this Agreement and for a period of [***] years thereafter, including product liability insurance, adequate to cover its obligations hereunder and consistent with normal business practices of prudent companies similarly situated at all times during which any Licensed Product is being clinically tested in human subjects or commercially distributed or sold by Gracell. It is understood that such insurance shall not be construed to create a limit of Gracell’s indemnification obligations under this Article 6 and that the maintenance of such insurance shall not be construed to relieve Gracell of its other obligations under this Agreement. Gracell shall provide Seagen with written evidence of such insurance upon request. Gracell shall provide Seagen with written notice at least thirty (30) days prior to the cancellation, non-renewal or material change in such insurance.

Article 7

REPRESENTATIONS, WARRANTIES, DISCLAIMERS

7.1Representations and Warranties of the Parties. Each Party represents and warrants to the other Party that as of the Effective Date:

7.1.1it is duly organized, validly existing and in good standing as a corporation or other entity as represented herein under the Laws of its jurisdiction of incorporation, organization or chartering;

7.1.2it has the full right, power and authority to enter into this Agreement and to perform its obligations hereunder;

7.1.3the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary organizational action of such Party; and

7.1.4when executed and delivered by such Party, this Agreement shall constitute the legal, valid and binding obligation of that Party, enforceable against that Party in accordance with its terms.

7.2Seagen’s Representations and Warranties. Seagen hereby represents, warrants and covenants to Gracell as of the Effective Date:

7.2.1it is the record owner of all patents and patent applications within the Licensed Patents listed in Appendix A;

7.2.2immediately prior to giving effect to the provisions of Section 2.1, Seagen owns the entire right, title and interest in the Licensed Patents free and clear of all liens, claims, security interests or other encumbrances of any kind (including any prior license grants) that would conflict with the Licenses granted to Gracell hereunder;

7.2.3it has the right, power and authority to grant the Licenses and the grant thereof does not (a) conflict with, violate or result in a breach by Seagen of any Law or any provision of any agreement to which Seagen or its Affiliate is a party, (b) require the consent, approval or authorization of any Third Party.

7.3Gracell’s Covenant. Gracell and its Affiliates and Sublicensees shall carry out all obligations under this Agreement in compliance with all applicable Laws.

7.4Disclaimers. EXCEPT AS EXPRESSLY STATED IN THIS ARTICLE 7, (A) NO REPRESENTATION OR WARRANTY WHATSOEVER IS MADE OR GIVEN BY OR ON BEHALF OF EITHER PARTY; AND (B) ALL OTHER REPRESENTATIONS AND WARRANTIES WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE ARE HEREBY EXPRESSLY EXCLUDED, INCLUDING ANY REPRESENTATIONS AND WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT.

Article 8

TERM AND TERMINATION

8.1Term. The term of this Agreement shall commence on the Effective Date and shall continue until the earlier of (a) termination of this Agreement in accordance with Section 8.2 and (b) the expiration of the last payment obligation hereunder (the “Term”). Notwithstanding the foregoing, the Licenses shall become fully-paid and irrevocable (i) with respect to the first ([***]) and second Licensed Products (including in the case of the second Licensed Product, any substituted Licensed Product), upon the full payment of both the Upfront Fee and Sublicense Fee; and (ii) with respect to each of the third, fourth, and fifth Licensed Product (including in the case of each such Licensed Product, any substituted Licensed Product), upon the full payment of the Additional Product Fee therefor.

8.2	Termination. This Agreement may be terminated as follows:

8.2.1Termination for Breach. If Seagen believes that Gracell is in material breach of this Agreement, then Seagen may deliver notice to Gracell of such material breach (specifying the nature of the breach in reasonable detail and referencing this Section 8.2.1). If Gracell fails to cure such material breach within ninety (90) days after the receipt of such notice (or thirty (30) days with respect to any failure to pay amounts due hereunder), then Seagen shall be permitted to terminate this Agreement by written notice given within ninety (90) days after the end of such cure period and effective upon delivery; provided that if such material breach is not reasonably subject to cure within the ninety (90)-day period from the date of such notice, then Gracell shall have an additional ninety (90) days to effect such cure if it is undertaking diligent efforts to cure such breach and shall have provided a written plan intended to cure such breach to Seagen within such additional period; provided, further, that if Gracell in good faith disputes such breach by written notice to Seagen the applicable cure period, then Seagen shall not have the right to terminate this Agreement pursuant to this Section 8.2.1 unless and until it has been determined that this Agreement was materially breached and Gracell fails to comply with its obligations hereunder within ninety (90) days after such determination (or thirty (30) days if such breach is a failure to pay amounts owed).

8.2.2Termination for Convenience. Gracell shall have the right to terminate this Agreement at any time for convenience by giving thirty (30) days’ advanced written notice to Seagen.

8.2.3Termination for Patent Challenge. In the event that Gracell or any of its Affiliates takes any action, including knowingly providing financial or other assistance to any Third Party, to challenge in a court or administrative proceeding any claim of a Licensed Patent as being invalid, unenforceable or otherwise not patentable, Seagen shall have the right to terminate this Agreement upon sixty (60) days’ written notice to Gracell; provided that Seagen shall not have the right to terminate this Agreement if Gracell or its Affiliate (a) withdraws or terminates (or causes to be withdrawn or terminated) such proceeding during such sixty (60)-day period, (b) is required to participate in such proceeding pursuant to a subpoena or court order, or (c) challenges the Licensed Patent in defense of claims raised by or on behalf of Seagen or its Affiliate against Gracell or its Affiliate. If any Sublicensee takes any such action to challenge a Licensed Patent in a court or administrative proceeding, then Gracell shall use diligent efforts to terminate such Sublicensee’s

Sublicense in accordance with its terms, unless such Sublicensee (i) withdraws or terminates (or causes to be withdrawn or terminated) such proceeding within sixty (60) days’ written notice from Seagen to Gracell, (ii) is required to participate in such proceeding pursuant to a subpoena or court order, or (iii) challenges such Licensed Patent in defense of claims raised by or on behalf of Seagen or its Affiliate against such Sublicensee. For clarity, a challenge for purposes of this Section 8.2.3 shall not be deemed to include (y) ordinary course patent prosecution or maintenance activities, or (z) participation in any proceeding that is initiated by a patent office.

8.3Effect of Termination. Any termination of this Agreement shall be without prejudice to any other right or remedy to which a Party may be entitled. Termination of this Agreement shall have the following effects:

8.3.1	the Licenses shall terminate;

8.3.2each Party shall promptly return to the other Party or destroy (and upon the other Party’s written request certify such destruction to the other Party) all Confidential Information of the other Party; and

8.3.3Termination of this Agreement shall not relieve the Parties of any obligation accruing prior to the effective date of such termination (including, with respect to Gracell, any payments that become due pursuant to Section 3.1). Any termination of this Agreement shall be without prejudice to the rights of either Party against the other accrued or accruing under this Agreement prior to termination, including the obligation to pay for any amounts that accrued prior to the effective date of such termination.

8.4Effect on Sublicenses. Upon termination of this Agreement, for any reason, Gracell shall promptly notify its Sublicensees of such termination. If a Sublicensee is in conformity with the terms of its Sublicense (as confirmed by Gracell in writing), such Sublicensee shall have the right by written notice, within ninety (90) days of termination, to enter into an agreement directly with Seagen on substantially the same terms and conditions as those obligating Gracell as it was bound to Seagen under this Agreement, for a license of the same scope as the Commercial License; provided that (a) the Sublicensee (alone or together with Gracell, its Affiliates and/or other Sublicensees) cures any uncured payment breach of Gracell and (b) in no event shall Seagen be obligated in any manner that it was not to Gracell hereunder. If the Sublicensee does not request to enter into such an agreement within ninety (90) days after the effective date of termination of this Agreement, the Sublicense and all rights granted thereunder shall terminate.

8.5Survival. The following provisions of this Agreement, and the defined terms and provisions used or referenced therein, shall survive termination of this Agreement: Article 1, Article 6 (with respect to Section 6.5, for the period specified therein), Article 9, Sections 2.3, 5.1 (for the period specified therein), 5.2-5.5, 7.4, 8.3, 8.4 and 8.5.

Article 9

MISCELLANEOUS

9.1Assignment. This Agreement shall not be assignable by either Party to any Third Party without the written consent of the other Party and any such attempted assignment shall be void.

Notwithstanding the foregoing, either Party may assign this Agreement, without the written consent of the other Party, (a) to an Affiliate of such Party (in whole or in part) or (b) to a Third Party which acquires all or substantially all of the stock, business or assets of such Party to which this Agreement relates (whether by merger, reorganization, acquisition, sale, operation of law or otherwise). The terms and conditions of this Agreement shall be binding on and inure to the benefit of the respective successors and permitted assigns of the Parties. Except as expressly provided in this Section 9.1, any attempted assignment or transfer of this Agreement shall be null and void.

9.2Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

Gracell: Gracell Biotechnologies Inc. 4th Floor, Harbour Place, 103 South Church Street P.O. Box 10240 Grand Cayman, KY1-1002, George Town, Cayman Islands Attention: CEO	Seagen: Seagen Inc. 21823 30th Drive SE Bothell, WA 98021 United States Attention: General Counsel
With copy to: Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, CA 94304 Attention: [***] ([***])

Either Party may send notices or other communications hereunder using any other means (including personal delivery, messenger service, or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it is given as set forth in the first sentence above. Either Party may change the addresses to which notices and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

9.3Governing Law. This Agreement and all Actions arising from or relating to this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without reference to conflict of law principles that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

9.4Arbitration. Any dispute arising out of or in connection with this Agreement shall be referred to and finally resolved by binding arbitration in San Francisco, California, USA administered by the International Chamber of Commerce (“ICC”) (or any successor entity thereto) pursuant to its arbitration rules and procedures then in effect (the “Rules”) then in force. The number of arbitrators will be one, and the language to be used in such arbitration will be English. The decision of the arbitrator will be deemed final and binding upon each of the Parties, and the prevailing Party will be entitled to enter and enforce the decision of the arbitrator in any court of competent jurisdiction. Notwithstanding the foregoing, any dispute, controversy or claim relating to the scope, validity, enforceability or infringement of any patent rights shall be submitted to a court of competent jurisdiction in the country in which such patent rights were granted or arose. Nothing in this Section 9.4 will preclude either Party from seeking equitable, interim or provisional relief from a court of competent jurisdiction, including a preliminary injunction, either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding. Notwithstanding the foregoing, any dispute with respect to the scope, enforceability, or validity of any Licensed Patent shall be exclusively subject the laws and jurisdiction of the applicable courts or administrative bodies in the jurisdiction in which such Licensed Patent is issued or pending.

9.5Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner.

9.6No Waiver. No waiver by either Party of any breach of any covenant, agreement, representation or warranty hereunder shall be deemed a waiver of any preceding or succeeding breach of the same. The exercise of any right granted to either Party herein shall not operate as a waiver of any default or breach on the part of the other Party. Each and all of the several rights and remedies of either Party under this Agreement shall be construed as cumulative and no one right as exclusive of the others.

9.7Amendments. No change, modification, alteration, amendment or agreement to discharge in whole or in part, or waiver of, any of the terms and conditions of this Agreement, shall be binding upon either Party, unless the same shall be made by a written instrument signed and executed by the authorized representative of each Party.

9.8Entire Agreement; No Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement between the Parties and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof, including any proposal which preceded its drafting and the Prior NDA, and (b) is not intended to confer upon any Person other than the Parties any rights or remedies, except as set forth in Article 6.

9.9Independent Contractors. For the purpose of this Agreement, each Party shall be, and shall be deemed to be, an independent contractor and not an agent, partner, joint venturer or employee of the other Party. Neither Party shall have authority to make any statement, representation or commitment of any kind, or to take any action on behalf of the other Party, except as may be explicitly authorized in writing by such other Party.

9.10Counterparts. This Agreement may be executed in counterparts. Each such counterpart, when so executed and delivered, shall be deemed to be an original, and all such counterparts, taken together, shall constitute one and the same instrument even if both Parties have not executed the same counterpart. Digital or electronic signatures complying with the U.S. Federal ESIGN ACT of 2000 shall be deemed to be original signatures.

[The remainder of this page left blank intentionally; signature page follows]

IN WITNESS WHEREOF, each Party has duly executed this Agreement by its duly authorized representative effective as of the Effective Date.

GRACELL BIOTECHNOLOGIES INC.		SEAGEN INC.

By:	/s/ William Cao	By:	/s/ David Epstein

Name:	William Cao	Name:	David Epstein

Title:	CEO	Title:	CEO

Appendix A

LICENSED PATENTS

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